NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 14, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 3, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Cyan Incorporated and Ciena corporation became effective on August 3, 2015. Each share of Common Stock of Cyan Incorporated was converted into .19936 shares of Common Stock of Ciena Corportation. Additionally an amount of cash, without interest, equal to the product of (A) 0.02464 multiplied by (B) the volume weighted average price per share of Ciena Corporation Common Stock on the New York Stock Excahnge on the last trading day prior to closing. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 3, 2015.